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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-14697
                                                      CUSIP NUMBER:  050740 10 9

(Check One):
/X/  Form 10-K   / / Form 11-K   / / Form 20-F   / / Form 10-Q   / / Form N-SAR

For Period Ended:   December 31, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
PART I - REGISTRANT INFORMATION
______________________________________________________________________________
Full Name of Registrant
                    audiohighway.com
______________________________________________________________________________
Former Name if Applicable
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)
                    20600 Mariani Avenue
______________________________________________________________________________
City, State and Zip Code
                    Cupertino, California 95014
______________________________________________________________________________

PART II - RULES 12b-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
                                   Not Applicable
______________________________________________________________________________

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 1000-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Annual Report on From 10-KSB for the year ended December 31, 1998 (the "Report") is the first report required by the Registrant since completion of its initial public offering in late December 1998. The officers and directors of the Company require additional time to fully and properly draft, review and approve this first public Report and this needed time will prevent the Registrant from filing the Report by March 31, 1999 without unreasonable effort and expense.
______________________________________________________________________________

PART IV - OTHER INFORMATION

Name and telephone number of persons to contact in regard to this notification

       Grant Jasmin           (408)                     255-5301
______________________________________________________________________________
           (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               /X/  Yes            / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               /X/  Yes            / /  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See explanation attached.

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                                  audiohighway.com
                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 1999                  By:    /s/ Grant Jasmin
                                             ----------------------------
                                             Grant Jasmin
                                             Executive Vice President, Vice
                                             President, Finance and Chief
                                             Operating Officer
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                                  audiohighway.com
                                    Form 12b-25
                                 PART IV, ITEM (3)


EXPLANATION: The Registrant expects that it will have both higher revenues and higher expenses for the year ended December 31, 1998 compared to December 31, 1997. The Registrant launched its Web site and began generating revenues in November 1997. Therefore, the results of operations for 1997 reflect less than two months of revenue-generating operations, while 1998 will show the Registrant's first full year of operations as a revenue-generating company. The Company expects that its Statement of Operations for the year ended December 31, 1998 will show net revenues of approximately $139,000, total costs and expenses of approximately $3,750,000 and a net loss of approximately $5,867,000. All of these numbers reflect increases over the comparable line items for the year ended December 31, 1997.


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